# Annual Report

## Cover Page

Name of issuer:

Active Safety System Technologies Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/11/2021

Physical address of issuer:

49763 Sandra Drive
Shelby Township MI 48315

Website of issuer:

https://www.asst-technologies.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $46,035.00 | $5,881.00 |
| Cash & Cash Equivalents: | $46,031.00 | $5,877.00 |
| Accounts Receivable: | $4.00 | $4.00 |
| Short-term Debt: | $0.00 | $0.00 |
| Long-term Debt: | $165,902.00 | $121,061.00 |
| Revenues/Sales: | $0.00 | $344.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($57,331.00) | ($100,478.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Active Safety System Technologies Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Roger Mark Sloman | Chief Executive | Advanced Blast & Ballistic Systems Limited | 2021 |
| Don Szkubiel | Chief Quality Officer | US Department of Defense | 2021 |
| Brigadier (Retired) Ian Cameron-Mowat | Security and Defence Professional | Self-Employed | 2021 |
| Dr. David Field | R&D Grant Funding Submission | Self-Employed | 2021 |
| Rich Mellor | Legal, Marketing and Website Development | Self-Employed | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Roger Mark Sloman | CEO | 2021 |
| Don Szkubiel | Chief Operating Officer | 2021 |
| Rich Mellor | Secretary | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Advanced Blast & Ballistic Systems Limited (50.85% owned by Roger Mark Sloman) | 1830504.0 Common Stock | 45.76 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All*

*videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **Lack of operating history, revenues and financial information.**
>
> ASST has been in operation for less than a year and has no revenue to date. Its parent Company, ABBS is in an important stage of its operations and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a consistently profitable operating history. The likelihood of success of ASST must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the environment in which ASST will operate. There can be no assurance that the future revenues of ASST will be sufficient to establish ASST as a going concern or that ASST will become profitable in the future.
>
> **Our business plan, operations and financial projections are subject to uncertainty.**
>
> ASST's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond ASST's control. Likewise, ASST's executive management team is not bound to follow the Business Plan and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which ASST's management believes ASST may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond ASST's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of ASST's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. ASST might not have enough liquidity to execute its entire Business Plan until the end of 2022. Neither ASST nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.
>
> **ASST's success depends on the ability of ABBS to obtain and effectively protect its intellectual property.**
>
> Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. ASST is to be granted the exclusive rights to exploit the patents owned by ABBS in the USA and Canada. As such, ASST's success will depend, in large part, on the ability of ABBS in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the ABBS brand.
>
> Protecting and enforcing ABBS's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If ABBS is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the ABBS system.
> ABBS has taken appropriate steps to protect its IP. ABBS intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that ABBS's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and ABBS will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches.
>
> ABBS has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, ABBS is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to ABBS and restrictions or prohibitions regarding the marketing of the ABBS system which could have a material adverse effect on ASST's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to

use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

**In order for ASST to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.**

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

**The development and commercialization of some of our products is highly competitive.**

We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our potential competitors include major companies worldwide. Many of our potential competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

**Our business is subject to FAA regulations.**

The ABBS system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. ASST may be forced to withdraw the ABBS system from the market if regulatory concerns arise with respect to its use or if the ABBS system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the ABBS system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

**Our business is also subject to various other governmental regulations.**

If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy.

**We rely on other companies to provide major components, and subsystems for our products.**

We will depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less

likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem

**We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.**

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

**We depend on third party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.**

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

**Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.**

Once we distribute our products in consumer markets, these events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

**We plan to implement new lines of business or offer new products and services within existing lines of business.**

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

**Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.**

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

business/operating margins, revenues and competitive position.

**An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.**

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our facility, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

**Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally**.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on ASST and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

**ASST's success depends on the experience and skill of the board of directors, its executive officers, and key employees.**

In particular, ASST is dependent on Roger Sloman (CEO 25/11/2021 – present). ASST has entered or intends to enter into employment agreements with Roger Sloman although there can be no assurance that it will do so or that they will continue to be employed by ASST for a particular period of time. The loss of Roger Sloman or any member of the board of directors or executive officer could harm ASST's business, financial condition, cash flow and results of operations.

**We rely on various intellectual property rights, including patents and trademarks in order to operate our business.**

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

**From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.**

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including

products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement

**Although dependent on certain key personnel, ASST does not have any key man life insurance policies on any such people.**

ASST is dependent on Roger Sloman in order to conduct its operations and execute its business plan; however, ASST has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Roger Sloman should die or become disabled, ASST will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect ASST and its operations.

**We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.**

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

**Please see the section of the Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details**

ASST has indicated that it has engaged in certain transactions with related persons.

**Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.**

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

**We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.**

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

**Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.**

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfil their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

**Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.**

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may

on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

**ASST could be negatively impacted if found to have infringed on intellectual property rights.**

Technology companies, including many of ASST's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As ASST grows, the intellectual property rights claims against it will likely increase. In conjunction with ABBS, ASST intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, ASST may have to engage in protracted litigation. If ASST is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting ASST from marketing or selling certain products. In certain cases, ASST may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase ASST's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to ASST's operations and distracting to management. In recognition of these considerations, ASST may enter into arrangements to settle litigation. If one or more legal matters were resolved against ASST, ASST's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against ASST that could adversely affect its financial condition and results of operations.

**Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.**

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

In addition, our supply agreements may require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

**We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost- effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.**

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

**We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.**

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

**We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.**

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

**We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.**

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While ASST has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

**We may be subject to litigation despite compliance with regulations and industry standards.**

We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is

inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

**The products we are marketing are based on a number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights owned by our parent ABBS.**

The intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or ABBS may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with the intellectual property and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

**International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.**

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced build rates, upgrades, maintenance and spending on discretionary products such as flying cars, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

**ASST's operations and revenue could be negatively impacted by the COVID-19 pandemic.**

The public may not have confidence in the safety of public gathering, hiring caregivers, and traveling, which may have a material adverse effect on the demand for our products and our business operations as a whole.

**We have not prepared any audited financial statements.**

While we have disclosed our unaudited financial statements, we do not have audited financial information regarding ASST's capitalization or assets or liabilities, which may make it more difficult for you to assess the financial health of our Company.

**ASST is a Delaware subsidiary of the company Advanced Blast & Ballistic Systems Limited formed in the UK.**

The financial and operational success of ABBS must be considered independently when considering the prospects of ASST. Although ABBS will provide operational support, ASST is a new entity that will be operating in a new market. This presents additional winding up risk and ASST must not be considered to have advanced to the stage of business in which ABBS operates. All investments made will represent ownership in ASST, and will not have direct exposure to the growth or success of ABBS. It is possible that ASST could face financial and operational struggles while ABBS does not. In this case investors in ASST would not find benefit from the success of ABBS.

**Our future success depends on the efforts of a small management team.**

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rich Mellor and Don Szkubiel are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Common Stock | 9,000,000 | 4,000,000 | Yes |
| Series Seed Preferred Stock | 1,000,000 | 41,110 | No |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Don Szkubiel |
| **Issue date** | 09/25/19 |
| **Amount** | $250.00 |
| **Outstanding principal plus interest** | $262.00 as of 12/30/23 |
| **Interest rate** | 1.0% per annum |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Advanced Blast & Ballistic Systems Ltd. |
| **Issue date** | 10/24/19 |
| **Amount** | $11,980.00 |
| **Outstanding principal plus interest** | $12,579.00 as of 12/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Advanced Blast & Ballistic Systems Limited |
| **Issue date** | 04/26/20 |
| **Amount** | $3,980.00 |
| **Outstanding principal plus interest** | $4,059.60 as of 12/30/23 |
| **Interest rate** | 0.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Advanced Blast & Ballistic Systems Limited |
| **Issue date** | 01/09/22 |
| **Amount** | $1,250.00 |
| **Outstanding principal plus interest** | $1,262.50 as of 12/30/23 |
| **Interest rate** | 0.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |

*Loan*

| | |
|---|---|
| **Lender** | Advanced Blast & Ballistic Systems Limited |
| **Issue date** | 07/13/22 |
| **Amount** | $6,000.00 |
| **Outstanding principal plus interest** | $5,222.10 as of 12/30/23 |
| **Interest rate** | 1.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 11/2021 | Section 4(a)(2) | Common stock | $400 | General operations |

| | | | | |
|---|---|---|---|---|
| 4/2023 | Regulation Crowdfunding | Priced Round | $52,644 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Lim |
| **Amount Invested** | $51,136.00 |
| **Transaction type** | Other |
| **Issue date** | 10/31/22 |
| **Relationship** | 45.07% Shareholder in ASST |

*Invoices raised by Sloman & Associates Limited for work during the period 2019-2022 paid by Advanced Blast & Ballistic Systems Limited on behalf of ASST. Debt not repayable before 1st January 2026.*

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $2,500.00 |
| **Transaction type** | Other |
| **Issue date** | 10/31/23 |
| **Relationship** | 45.07% Shareholder in ASST |

*Invoices raised by Sloman & Associates Limited for work during the period 2022-2023 paid by Advanced Blast & Ballistic Systems Limited on behalf of ASST.. Debt not repayable before 1st January 2026.*

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $46,763.00 |
| **Transaction type** | Other |
| **Issue date** | 10/31/22 |
| **Relationship** | 45.07% Shareholder in ASST |

*Invoices for services provided by Advanced Blast & Ballistic Systems Limited to ASST for period 2019-2022. Debt not repayable before 1st January 2026.*

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $42,105.00 |
| **Transaction type** | Other |
| **Issue date** | 10/31/23 |
| **Relationship** | 45.07% Shareholder in ASST |

*Invoices for services provided by Advanced Blast & Ballistic Systems Limited to ASST for period 2022-2023. Debt not repayable before 1st January 2026.*

| | |
|---|---|
| **Name** | Don Szkubiel |
| **Amount Invested** | $250.00 |
| **Transaction type** | Loan |
| **Issue date** | 09/25/19 |
| **Outstanding principal plus interest** | $262.00 as of 12/30/23 |
| **Interest rate** | 1.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Director |

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Ltd. |
| **Amount Invested** | $11,980.00 |
| **Transaction type** | Loan |
| **Issue date** | 10/24/19 |
| **Outstanding principal plus interest** | $12,579.00 as of 12/30/23 |
| **Interest rate** | 0.0% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |
| **Relationship** | UK parent company |

| | |
|---|---|
| **Relationship** | UK parent company |

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $3,980.00 |
| **Transaction type** | Loan |
| **Issue date** | 04/26/20 |
| **Outstanding principal plus interest** | $4,059.60 as of 12/30/23 |
| **Interest rate** | 0.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |
| **Relationship** | Uk Parent Company |

| | |
|---|---|
| **Name** | Donald Szkubiel, David John Field, Richard Alan Mellor, Roger Mark Sloman, Advanced Blast & Ballistic Systems, Advanced Reaction Motor Systems, Active VTOL Crash Prevention Limited |
| **Amount Invested** | $400.00 |
| **Transaction type** | Priced round |
| **Issue date** | 11/10/21 |
| **Relationship** | Owners |

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $1,250.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/09/22 |
| **Outstanding principal plus interest** | $1,262.50 as of 12/30/23 |
| **Interest rate** | 0.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |
| **Relationship** | UK Parent Company |

| | |
|---|---|
| **Name** | Advanced Blast & Ballistic Systems Limited |
| **Amount Invested** | $6,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/13/22 |
| **Outstanding principal plus interest** | $5,222.10 as of 12/30/23 |
| **Interest rate** | 1.5% per annum |
| **Maturity date** | 01/01/26 |
| **Current with payments** | Yes |
| **Relationship** | UK Parent Company |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Amazing safety systems to protect US soldiers/citizens from IEDs/eVTOL crashes.

The awful injuries and high fatalities caused by IEDs and land mines in Afghanistan and Iraq needed a solution. Roger Sloman identified a potential solution in 2008 and has invested 13 years of his life and over $2.6M in pursuing it. In 2013 he also saw that the same technology using rocket motors could save lives in helicopters and eVTOLs.
We create innovative solutions to protect land vehicles from mine blasts and to enable eVTOL aircraft to land safely in the event of an emergency.

We want to be the global supplier of choice for active protection safety systems to the manufacturers of armored vehicles and eVTOL aircraft, helping safeguard personnel and equipment around the globe. Our active systems will ensure that vehicles remain on or near the ground in the event of a mine/IED blast, allowing the development of a whole new type of IED-resistant armored vehicle. And eVTOL aircraft will be safe for passengers and people on the ground due to our emergency descent systems.

**Milestones**

Active Safety System Technologies Inc. was incorporated in the State of Delaware in November 2021.

Since then, we have:

- ASST will have access to distribution agreement for sale of ABBS product range in US and Canada
- ASST will market novel patented ABBS technologies already extensively tested by US Army and UK MOD.
- Two key innovations: A Safety Eco-System for eVTOLs and an Armored Vehicle IED Protection System.
- ASST will have the license to 3 registered & 2 pending US patents (one approved November 2021).
- Working at highest levels in our markets: The Pentagon, DARPA, Armed Forces, Aviation Authorities.
- Discussions ongoing with Pentagon Rapid Reaction Technology Office and the US Army GVSC Detroit.
- ASST will market an Artificial Intelligence system to identify landing sites under flight path

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

**Historical Results of Operations**

Our company was organized in November 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $344. Our gross margin was % in fiscal year 2023, compared to 100.0% in 2022.
- *Assets*. As of December 31, 2023, the Company had total assets of $46,035, including $46,031 in cash. As of December 31, 2022, the Company had $5,881 in total assets, including $5,877 in cash.
- *Net Loss*. The Company has had net losses of $57,331 and net losses of $100,478 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities*. The Company's liabilities totaled $165,902 for the fiscal year ended December 31, 2023 and $121,061 for the fiscal year ended December 31, 2022.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $23,460 in debt and $400 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be

enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Active Safety System Technologies Inc. cash in hand is $46,000, as of March 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $74/month, for an average burn rate of $74 per month. Our intent is to be profitable in 8 months.

The three new product types identified above are key to the way that the ASST business develops. They are only just being introduced to the market this Spring so it remains to be seen how quickly any product sales or funded R&D projects to develop the products in the USA can be obtained. Such development funding is also being strongly pursued in the UK and in Europe, and we now have excellent contacts within NATO, and the various committees that are pursuing technical developments that are directly relevant to the new products we have identified as our new focus of attention.

It is not possible to predict any ASST revenue over the next 6 months at this time. So as in previous years costs will continue to be minimised to preserve capital. One uncertainty as regards the need to raise more capital is that we have very recently discovered that some reporting of funding that ABBS Ltd. in the UK has provided to ASST Inc. and its' predecessor ASST LLC has not been reported correctly to the IRS which may incur significant penalties for late filing, and additional costs of our Attorneys and Financial Advisors to correct this situation. It is not possible to estimate the total costs involved at this time, but since the actual amounts involved are very low we hope that these costs can be minimised.

We are planning a new funding round in the UK on Crowdcube shortly and if possible will combine this with a new round on Wefunder once the taxation position has been rectified..

ASST has minimal costs and is basically selling products or technology from the UK parent company ABBS. Marketing costs have previously been minimal because the sales promotion work was already done, but the new product portfolio may require a more proactive approach, positive marketing and the use of staff time. However, we have a tentative agreement, yet to be fully defined, with a very reputable armored vehicle technology development company in Detroit which has excellent contacts within the US Army defence community, and especially the Ground Vehicle Survivability Centre at the Detroit Arsenal. The costs of marketing and potentially the level of success may depend significantly on this relationship, which is still developing, so it is difficult to predict how much funding ASST needs to reach profitability.

The parent company ABBS Ltd. in the UK can support as necessary by way of further loans and/or invoices with long payment terms as required.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Roger Mark Sloman, certify that:

(1) the financial statements of Active Safety System Technologies Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Active Safety System Technologies Inc. included in this Form reflects accurately the information reported on the tax return for Active Safety System Technologies Inc. filed for the most recently completed fiscal year.

Roger Mark Sloman
Chief Executive

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.abbs-usa.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Brigadier (Retired) Ian Cameron-Mowat
- Don Szkubiel
- Dr. David Field
- Rich Mellor
- Roger Mark Sloman

Appendix E: Supporting Documents

- ttw_communications_93479_061705.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird ASST Sub Agreement
- SPV Subscription Agreement
- ASST Sub Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Brigadier (Retired) Ian Cameron-Mowat
- Don Szkubiel
- Dr. David Field
- Rich Mellor
- Roger Mark Sloman

Appendix E: Supporting Documents

- ttw_communications_93479_061705.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Active Safety System Technologies Inc.

By

Roger Sloman

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Roger Sloman

Chief Executive Officer

3/31/2024

Richard Alan Mellor

Company Secretary

3/31/2024

Roger Sloman

Chief Executive Officer

3/31/2024

Brigadier (Retired) Ian Cameron-Mowat

Chairman

4/1/2024

Dr David John Field

Director

4/1/2024

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.